Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
On February 25, 2009, NRG Energy, Inc. (“NRG”) issued the following open letter to all NRG stockholders.
NRG Energy, Inc. Issues Open Letter to NRG Stockholders Regarding
Sale of MIBRAG
PRINCETON, NJ; February 25, 2009—NRG Energy, Inc. (NYSE: NRG) today issued the following open letter to NRG stockholders regarding the Company’s sale of its 50% interest in MIBRAG:
February 25, 2009

Dear NRG Stockholders:

Today NRG announced that, together with our 50% partner URS, we have signed an agreement to sell our collective interest in MIBRAG, our lignite mining operation in central Germany, for a total price in euros equal to $519 million (100%) at today’s exchange rate. The parties expect the transaction to close upon the receipt of all necessary approvals and the consideration to be paid sometime in the second quarter of this year. This announcement represents the outcome of a deliberate process during which we worked in close coordination with our partner, URS, and with MIBRAG itself, to drive the best possible value for NRG and our shareholders.

During 2008, NRG recorded for shareholders $34 million in adjusted EBITDA (including $31 million in equity earnings) and $11 million in pre tax dividends. The $259 million pre tax sales proceeds represents a 24 times multiple of the 2008 cash dividend. While NRG was pleased to own MIBRAG for the past several years and has the highest respect and appreciation for MIBRAG’s management and employees, we believe the valuation level offered by the buyer more than justified the sale and, given the extraordinary level of investment opportunities we are seeing in our core domestic markets, such as our recently announced eSolar deal, we are confident that we can redeploy the proceeds of the MIBRAG sale in our core domestic markets in a manner that would be immediately financially and strategically accretive to NRG shareholders.

We believe one of the core competencies of NRG is our ability and our willingness both to buy and sell assets in a manner and at a time that creates maximum value for NRG shareholders. The sale of MIBRAG, once consummated, will represent the 25th significant asset divestiture — plus three acquisitions (Texas Genco, Padoma Wind and the remaining 50% of West Coast Power) — implemented by NRG management since we arrived at NRG approximately 5 years ago. We will continue to strive to meet or exceed our stated business goals and drive value for all our stakeholders while maintaining our strong free cash flow and liquidity profile at all times.

Sincerely,

/s/ David Crane

David Crane President and Chief Executive Officer
Important Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of proxy of any stockholder of NRG Energy, Inc. (“NRG”). NRG plans to file with the Securities and Exchange Commission (the “SEC”) and furnish to its stockholders a proxy statement and white proxy card in connection with its 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”). INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.
In response to the exchange offer proposed by Exelon Corporation referred to in this news release, NRG has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION.
Investors and stockholders will be able to obtain free copies of NRG’s proxy statement (when it becomes available), the Solicitation/Recommendation Statement on Schedule 14D-9, any other documents filed by NRG in connection with the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC’s website at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.
NRG and its directors and executive officers will be deemed to be participants in the solicitation of proxies in connection with its 2009 Annual Meeting. Information regarding NRG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 12, 2009, and its proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2008. Detailed information regarding the names, affiliations and interests of individuals who will participate in the solicitation of proxies of NRG’s stockholders will also be available in NRG’s proxy statement for the 2009 Annual Meeting.
Forward-Looking Statements

This communication contains forward-looking statements that may state NRG’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally.
The foregoing review of factors that could cause NRG’s actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG’s future results included in NRG’s filings with the SEC at www.sec.gov. Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.
Contacts:

Media:	Investors:
Meredith Moore 609.524.4522	Nahla Azmy 609.524.4526

Lori Neuman 609.524.4525	Dave Klein 609.524.4527

Dave Knox 713.795.6106 (Texas and Louisiana)	Erin Gilli 609.524.4528